High Performance Beverages Company
5137 E Armor St.
Cave Creek, AZ 85331

April 11, 2014

EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn:       Mr. Andrew Mew
Accounting Branch Chief

Re:	High Performance Beverages Company Item 4.02 Form 8 -K Filed March 24, 2014 File No. 000-54973

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated March 28, 2014 and addressed to Mr. Toby McBride Chief Executive Officer of High Performance Beverages Company (the “Company”) with respect to the Company’s  Item 4.02 From 8-K filed on March 24, 2014.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

SEC Comment:

1.
Please tell us to whom the shares for accounting lees were paid to. If they were to your independent auditors, explain why the payment in shares for services does not impair their independence under Rule 2.01 of Regulation S-X.

Response:

The shares referred to in the 8-K were not issued.  They were recorded in our records as a liability and were to be issued to one of our shareholders, who paid the accounting fees in cash on behalf of the Company.  However, the shares were not issued.  The Company does not intend to issue the shares, and therefore the liability for shares issuable was written off.  No shares have been issued to our independent auditors.

SEC Comment:

2.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response:

The Company intends to file an amended 10-Q for the effected periods by May 15, 2014.

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Andrea Cataneo of Sichenzia Ross Friedman Ference LLP (212 930-9700).

Sincerely, /s/ Toby McBride
Toby McBride Chief Executive Officer